UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On September 10, 2025, YY Group Holding Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), entered into certain securities purchase agreement, which was amended and restated on September 11, 2025 (such agreement, as amended and restated, the “Purchase Agreement”) with certain institutional investors (the “Investors”) for a follow-on offering (the “Offering”) of 9,523,811 Class A ordinary shares (the “Shares”), at no par value per share (the “Ordinary Shares”) and warrants to purchase up to 14,285,716 Ordinary Shares (the “Warrants”). Each Share is sold with one and one half Warrants, at a price of $0.42 per Ordinary Share and accompany Warrants. The Warrants are exercisable immediately after the date of issuance at an exercise price of $0.50 per share and will have a term of 3.5 years after issuance.

Pursuant to the Purchase Agreement, until forty-five (45) days after the closing of the Offering, neither the Company nor any of its subsidiaries shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Shares equivalents (each, a “Subsequent Placement”), subject to certain customary exceptions. The Company may also not enter into any variable rate transactions from the date of the Purchase Agreement until such date that no Warrants remain outstanding. Further, the Investors have a participation right on a pro-rata basis of 30% in any Subsequent Placement undertaken by the Company for fifteen (15) months following the closing of the Offering.

The Company’s securities described above were offered pursuant to an effective registration statement on Form F-3 (SEC File No. 333-286705), that was previously filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2025, and declared effective on April 30, 2025 (the “Registration Statement”), the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 10, 2025. The Registration Statement, the base prospectus and the prospectus supplement relating are available on the SEC’s website at www.sec.gov.

The Company also entered into Placement Agency Agreement dated September 10, 2025 (the “Placement Agency Agreement”) with FT Global Capital, Inc. to act as exclusive placement agent on a best efforts basis in connection with this Offering (the “Placement Agent”). The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds raised in the Offering and a non-accountable expense allowance of up to $45,000. The Company agreed that for a period of twelve (12) months after the closing of the Company’s public offering on September 11, 2025, to grant the Placement Agent the right, on at least the same terms and conditions offered to the Company by other investment banking service providers, to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company.

Pursuant to the Placement Agency Agreement and the Purchase Agreement, (i) each of our directors and executive officers, and (ii) 5% or more holders of Ordinary Shares have entered into lock-up agreements (the “Lock-Up Agreements”) that generally prohibit the sale, transfer, or other disposition of our securities, without the prior written consent of the Placement Agent, for a period of six (6) months following the date of the Purchase Agreement.

The Company issued the Shares and the Warrants on September 11, 2025.

The Company received gross proceeds, before deducting any fees or expenses, of approximately $4 million. The company plan to use the proceeds for working capital purposes.

The foregoing description of the Placement Agency Agreement, the Warrants, the Purchase Agreement, and the Lock-Up Agreements, are qualified in their entirety by reference to the full text of each of the Placement Agency Agreement, the Warrants, the Purchase Agreement, and the Lock-Up Agreements, the forms of which are attached hereto as Exhibit 1.1, 4.1, 10.1 and 10.2, respectively, to this Report on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

Copies of the opinions of Mourant Ozannes (British Virgin Islands) and Ortoli Rosenstadt LLP relating to the legality of the issuance and sale of the Shares and the Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

Pursuant to the Offering, on September 10, 2025, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On September 11, 2025, the Company issued a press release announcing the amendment to pricing terms of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto. On September 11, 2025, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.3 hereto.

This Report is incorporated by reference into the registration statements on Form F-3 (File No. 333-286705), Form S-8 (File No. 333-284540) and Form S-8 (File No. 333-283532) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Placement Agency Agreement
4.1	Form of Warrants
5.1	Opinion of Mourant Ozannes (British Virgin Islands)
5.2	Opinion of Ortoli Rosenstadt LLP
10.1	Form of Amended and Restated Securities Purchase Agreement
10.2	Form of Lock-Up Agreement
99.1	Press Release dated September 10, 2025
99.2	Press Release dated September 11, 2025
99.3	Press Release dated September 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: September 12, 2025	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

4